August 22, 2005


      Mail Stop 4561

Paul T. Robinson
Chief Financial Officer
Global Business Services, Inc.
213 South Robertson Boulevard
Beverly Hills, CA  90211

      Re:	Global Business Services, Inc.
		Form 10-KSB for the year ended June 30, 2004
Forms 10-Q for the quarters ended September 30 and December 31,
2004
and March 31, 2005
      Filed October 21, 2004
      File No. 0-28587

Dear Mr. Robinson:

      We have reviewed your response letter dated July 22, 2005 and have the following additional comments. As previously stated, these comments may require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended June 30, 2004

Note 1 - Summary of Significant Accounting Policies

Franchise Fee Recognition, page F-9

1. We note that you defer initial franchise fees until the actual opening date of a store. Please confirm to us that you will clarify this point in future filings.


Store Build-out Revenue Recognition, page F-10

2. We note your response to comment 3. It appears to us that you are, in substance, acting as an agent for franchisees when you coordinate the procurement of products and services from contractors, pay the contractors, then bill the franchisees at little to no profit. In this regard, it appears that your financial statements are not in compliance with GAAP and must therefore be restated to de-recognize the revenues and corresponding expenses recorded in connection franchise build-outs. If you still disagree, provide us with a detailed explanation of how you determined that these build-out arrangements do not represent an agency relationship, how you specifically evaluated the transactions in the context of paragraph
16 of SFAS 45, and any other relevant accounting literature upon which you are relying for your accounting treatment.

Form 10-QSB for the quarter ended September 30, 2004

Notes to Consolidated Financial Statements

Note 2 - Convertible Note Payable and Warrants

3. We await the filing of amended Forms 10-QSB for the first three quarters of fiscal year 2005. Upon review of these filings we may have additional comments.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Branch Chief


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Global Business Services, Inc.
August 22, 2005
Page 1